Mark Ballantyne (703) 456-8084 mballantyne@cooley.com	VIA EDGAR

September 11, 2024

Division of Corporation Finance

Office of Life Sciences

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jessica Dickerson

Tim Buchmiller

Re:	Legend Biotech Corporation

Form 20-F for Fiscal Year Ended December 31, 2023

Filed March 19, 2024

File No. 001-39307

Ladies and Gentlemen:

On behalf of our client Legend Biotech Corporation (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 4, 2024 on the Company’s Form 20-F for its fiscal year ended December 31, 2023 filed on March 19, 2024 (the “20-F”). Each of the Staff’s comments are repeated below in bold, followed by the Company’s response to the comments. All capitalized terms used but not defined in this letter, including references to “China”, shall have the meaning ascribed to such terms in the 20-F.

Form 20-F for Fiscal Year Ended December 31, 2023

Item 3. Key Information

Our Holding Company Structure and China Operations, page 3

1. We note the changes you made to your disclosures in this section, as compared to your prior annual reports, regarding certain operational and legal risks associated with your operations in China. Specifically, we note the removal of some of your disclosures regarding the oversight, discretion, control, and influence that PRC governmental authorities have on your operations, as well as the removal of other disclosures regarding the uncertain, inconsistent, and unpredictable nature of the PRC legal system and the associated risks. We further note similar changes in your risk factor summary on page 8 and in your risk factors on pages 59 and 60. However, it is unclear to us that there have been changes in the regulatory environment in the PRC since our review of your prior annual report, completed on September 15, 2023, warranting these revised disclosures. The Sample Letter to China-Based Companies, available on our website, sought specific disclosures regarding the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of your securities. We do not believe that your revised disclosures convey the same risks. In future filings, please restore your disclosures in these areas to the disclosures as they existed in prior filings. In doing so, we remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response to Comment 1:

The Company respectfully submits that it will restore its disclosures in the areas identified by the Staff in its future filings.

2. We note that, as compared to your prior annual reports, you no longer discuss the Holding Foreign Companies Accountable Act. In future filings, please disclose in this section the location of your auditor’s headquarters, as well as whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company. To the extent these acts do not apply to or otherwise impact you, please so state.

Response to Comment 2:

The Company respectfully submits that it will disclose the location of its auditor’s headquarters and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect the Company or do not apply to or otherwise impact the Company in its future filings.

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If you have any questions regarding this submission, please contact the undersigned at (703) 456-8084 or mballantyne@cooley.com or Divakar Gupta at (212) 479-6474 or dgupta@cooley.com.

Thank you for your time and attention.

Sincerely yours,

/s/ Mark Ballantyne
Mark Ballantyne

cc:	Ying Huang, Chief Executive Officer

Lori Macomber, Chief Financial Officer

James Pepin, General Counsel

Legend Biotech Corporation

Divakar Gupta, Partner

Cooley LLP